UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING


 (Check One):  Form 10-K,  Form 11-K,  Form 20-F,   X   Form 10-Q,  Form N-SAR
                                                  -----


                       For Period Ended:  August 31, 1996

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


                       American Storage Properties, L.P.
                            Full Name of Registrant


                                      N.A.
                           Former Name if Applicable


                      3 World Financial Center, 29th Flr.,
                         NY, NY    Attn: Andre Anderson
           Address of Principal Executive Officer (Street and Number)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   X    (a)  The reasons described in reasonable detail in Part III of this
 -----       form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

     The Form 10-Q for the above registrant was not completed for filing by October 15, 1996 due to the recent sale of the registrant's principal assets, resulting in insufficient time to compile all necessary documentation for proper preparation and review of the 10-K Report.



PART IV - OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification

           Malachy J. Duffy Jr.           (617)        573-1087
                 (Name)               (Area Code) (Telephone Number)

 (2)  Have all other periodic reports required under Section 13 or 15(d)
      of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                        x    Yes        No
                                                        ---        ---

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              Yes   x   No
                                                        ---        ---

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                       American Storage Properties, L.P.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    October 15, 1996              By   /s/ Paul L. Abbott
        ----------------                   ------------------
                                           Paul L. Abbott, President,
                                           Storage Services, Inc.